As filed with the Securities and Exchange Commission on July 20, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  TRINSIC, INC.
             (Exact Name of Registrant as Specified in its Charter)

                     DELAWARE                            59-3501119
              (State of Incorporation                 (I.R.S. Employer
                  or Organization)                   Identification No.)

                       601 South Harbour Island Boulevard
                                    Suite 220
                              Tampa, Florida 33602
               (Address of Principal Executive Offices) (Zip Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:



  Title of each class                          Name of each exchange on
  to be so registered                    which each class is to be registered

PREFERRED STOCK PURCHASE                       NASDAQ SMALL CAP MARKET
     RIGHTS MARKET

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates (if applicable): Not Applicable


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Amendment No. 2 amends the Registration Statement on Form 8-A of Z-Tel Technologies filed with the Securities and Exchange Commission (the "Commission") on February 21, 2001, as amended by Amendment No. 1 on Form 8-A/A filed with the Commission on December 6, 2004.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

On February 19, 2001, the Board of Directors (the "Board") of Z-Tel Technologies, Inc. (the "Company") adopted the Rights Agreement dated as of February 19, 2001, entered into between the Company and American Stock Transfer & Trust as rights agent (the "Rights Agreement"). The Rights Agreement was subsequently amended July 2, 2001 to reflect the issuance of shares of Series G Preferred Stock and on November 19, 2004 in connection with an exchange offer. In connection with entering into the Rights Agreement, the Company authorized and declared a dividend of one Preferred Stock Purchase Right (a "Right") with respect to each outstanding share of common stock, par value $.01 per share ("Common Stock"), of the Company (and a corresponding number of Rights for each outstanding share of the Company's Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series G Convertible Preferred Stock (collectively, the "Convertible Preferred Stock") based on the conversion ratios of those securities). The dividend was payable on March 7, 2001 to the stockholders of record on that date (the "Record Date"), and to each holder of shares of Common Stock issued thereafter until redemption of the Rights. Except as set forth below, each Right entitles the holder of record to purchase from the Company at any time after the Distribution Date (as defined below) one one-thousandth of a share of Series F Junior Participating Preferred Stock, par value $.001 per share (the "Junior Preferred Stocks"), at a price of $45 per one-thousandth of one share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

On February 21, 2001, the Company filed a Registration Statement on Form 8-A registering Preferred Stock Purchase Rights pursuant to the Rights Agreement. On November 19, 2004, in connection with the transactions contemplated by the amended offer to exchange (the "Exchange Offer") dated October 28, 2004, the Company and the rights agent entered into the First Amendment to Rights Agreement (the "First Amendment") in order to prevent the BBH Parties (as defined in the Rights Agreement) from losing their status as an "Exempt Person" by reason of their tendering shares in the Exchange Offer.

Initially, the Rights attached to all certificates representing Common Stock and Convertible Preferred Stock then outstanding, and no separate Rights Certificates (as hereinafter defined) will be distributed. The Rights will become exercisable and separate from the Common Stock and Convertible Preferred Stock upon the earlier to occur of (i) the public announcement that a person or group of affiliated or associated persons, subject to certain exceptions, has acquired beneficial ownership of 15% or more of the outstanding Common Stock (such person or group, subject to certain exceptions, being hereinafter referred to as an "Acquiring Person"); or (ii) ten business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group, subject to certain exceptions, becoming the beneficial owner of 15% or more of the outstanding Common Stock (the earlier of such times in clauses (i) and (ii) being called the "Distribution Date"). Common Stock beneficially owned by the Company or any subsidiary of the Company will not be considered outstanding for purposes of calculating the percentage ownership of any person.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with, and only with, the Common Stock and Convertible Preferred Stock. Until the Distribution Date (or earlier redemption or expiration), new Common Stock and Convertible Preferred Stock certificates issued after the Record Date upon transfer or new issuance will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates of Common Stock and Convertible Preferred Stock outstanding as of the Record Date, even without such notation, also will constitute the transfer of the Rights associated with the Common Stock and Convertible Preferred Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock and Convertible Preferred Stock as of the close of business on the Distribution Date, and such separate Rights Certificates alone will


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evidence the Rights. The Rights are not exercisable until the Distribution Date.
The Rights will expire at the close of business on February 19, 2011, unless earlier redeemed by the Company as described below.

Each of the following "Exempt Persons" (as defined in the Rights Agreement) will not be deemed to be an Acquiring Person even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the voting power of the outstanding Common Stock of the Company: (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, (iv) any Person who would otherwise have become an Acquiring Person solely by virtue of a reduction in the number of shares of outstanding Common Stock unless and until such Person shall become the beneficial owner of any additional shares of Common Stock, and (v) certain other persons including, but not limited to, Brown Brothers Harriman & Co., The 1818 Fund III L.P., T. Michael Long and Lawrence C. Tucker and their respective affiliates and associates (collectively, the "BBH Parties"), provided that no BBH Party shall be an Exempt Person if after the date hereof, the BBH Parties, individually or collectively, acquire in one or more transactions (whether related or unrelated) additional beneficial ownership of Common Shares (other than, among other things, the acquisition of or beneficial ownership of any Common Shares acquired in exchange for shares of any Series E Preferred Stock or Series G Preferred Stock tendered by the BBH Parties in the Exchange Offer or the beneficial ownership of Series H Preferred Stock or conversion thereof into Common Shares).

If any Person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of shares of Junior Preferred Stock and upon payment of the Purchase Price, Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right.

Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by an Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

If, at any time on or after a Person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of the Company's business, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of Junior Preferred Stock and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In Right as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable. If a transaction results in a holder's having a Flip-Over Right subsequent to a transaction resulting in a holder's having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

The Purchase Price payable, and the number of shares of Junior Preferred Stock, or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

The number of outstanding Rights and the number of one one-thousandths of a share of a Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to $1 per share, but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of shares of Junior Preferred Stock will be entitled to a minimum preferential liquidation


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

payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Junior Preferred Stock will have 1000 votes, in each case voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which the shares of Common Stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary dilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the Junior Preferred Stock, the value of the one one-thousandth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

If, after the triggering of Flip-In Rights, insufficient shares of Common Stock are available for the exercise in full of the Rights, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exercise in full of the Rights. If, after the expiration of 120 days after the triggering of Flip-In Rights, insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise Common Stock or to the extent available cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price.

The Company is not required to issue fractional shares of Junior Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Junior Preferred Stock, which may, at the election of the Company be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current value of one one-thousandth of a share of Junior Preferred Stock. Following the triggering of the Flip-In Rights, the Company will not be required to issue fractional shares of Common Stocks upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

In general, the Company may redeem the Rights at a price of $.001 per Right (subject to adjustment), at any time prior to the existence of an Acquiring Person.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for shares of Common Stocks, each Right being exchangeable for one share of Common Stock or common share equivalents equal to one share of Common Stock, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company's Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

Prior to the existence of an Acquiring Person, the Rights Agreement generally may be amended by the Board of Directors of the Company. From and after the existence of an Acquiring Person, the Company may amend the Rights Agreement only to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with the other provisions of the Rights Agreement, or (iii) change or supplement the Rights Agreement in any other manner which the Company may deem necessary or desirable, provided that no amendment shall adversely affect the interests of the holders of Rights (other than any interest of an Acquiring Person or an Affiliate or Associate of an Acquiring Person). However, no amendment may be made at any time when the Rights are not redeemable.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender of-


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

fers. However, the rights plan helps ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. The adoption of the plan is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's stockholders.

A copy of the Rights Agreement, as amended, has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A/A with respect to the Rights filed with the Securities and Ex-change Commission (Commission File No.000-28467). A copy of the Rights Agreement is available free of charge from the Company, 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602; Attention: General Counsel. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein may constitute Forward-looking Statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, each as amended by the Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996). Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Any such Forward-looking Statements are not guarantees of future performance and the Company's actual result could differ materially from those set forth in such Forward-looking Statements. Factors currently known to management that could cause actual results to differ materially from those set forth in such Forward-looking Statements risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K. The Company undertakes no obligation to update or revise Forward-Looking Statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

ITEM 2.  EXHIBITS

Exhibit No.  Description of Exhibit
-----------  ----------------------

     4.1 Amendment No. 1 to Rights Agreement dated as of November 19, 2004 , between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent.

     4.2 Amendment No. 2 to Rights Agreement dated as of July 19, 2005, between Trinsic, Inc. and American Stock Transfer & Trust Company, as Rights Agent.

     4.3 Rights Agreement dated as of February 19, 2001, as amended July 2, 2001, between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series F Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Junior Preferred Stock as Exhibit C.**

     4.4  Form of Rights Certificate.**

----------

* Previously filed with Form 8-A/A on December 6, 2004.

** Previously filed with Form 8-A on February 21, 2001.


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


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 20, 2005

                                    TRINSIC, INC.




                                    By: /s/ Horace J. Davis, III
                                        ---------------------------
                                        Name:   Horace J. Davis, III
                                        Title:  CEO






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


                                  EXHIBIT INDEX

Exhibit No. Description of Exhibit

     4.1 Amendment No. 1 to Rights Agreement dated as of November 19, 2004 , between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent.

     4.2 Amendment No. 2 to Rights Agreement dated as of July 19, 2005, between Trinsic, Inc. and American Stock Transfer & Trust Company, as Rights Agent.

     4.3 Rights Agreement dated as of February 19, 2001, as amended July 2, 2001, between Z-Tel Technologies, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Designations of Series F Junior Participating Preferred Stock as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Junior Preferred Stock as Exhibit C.**

     4.4  Form of Rights Certificate.**

----------

* Previously filed with Form 8-A/A on December 6, 2004.

** Previously filed with Form 8-A on February 21, 2001.

                                   Exhibit 4.1

                       AMENDMENT NO. 2 TO RIGHTS AGREEMENT

     AMENDMENT NO. 2, dated as of July 19, 2005 (the "Amendment") to the Rights Agreement, dated as of February 19, 2001, as amended July 2, 2001 and November 19, 2004 (the "Rights Agreement"), between Trinsic, Inc. f/k/a Z-Tel Technologies, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, a New York corporation, as rights agent (the "Rights Agent").

     WHEREAS, the Company pursuant to Section 27 of the Rights Agreement may, and the Rights Agent shall, if the Company so directs, amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement), holders of the Company's common stock, par value $.01 per share or holders of the Company's preferred stock, par value of $.01 per share; and

     WHEREAS, the Company desires to amend and direct the Rights Agent to amend the Rights Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

     1. Amendments.

          (a) The definition of "Exempt Person" set forth in Section 1 of the Rights Agreement is hereby amended by moving the word "or" at the end of clause (vi)(A)(iv) thereof to the end of clause (vi)(A)(v), inserting a comma at the end of clause (vi)(A)(iv) thereof and by adding the following as new clause (v)(A)(vi) thereof:

               (v) the Beneficial Ownership or conversion of Series H Preferred Stock upon it becoming convertible into Common Shares as a consequence of the satisfaction of contingencies provided for therein as prerequisites to such convertibility, or of the Common Shares acquired upon conversion of any Series H Preferred Stock.

          (b) Section 1 of the Rights Agreement shall be amended by adding the following as a new Section 1(tt) at the end thereof:

               (tt) "Series H Preferred Stock" shall mean the Convertible Preferred Stock, Series H, par value $0.01 per share, of the Company.

     2. Effectiveness. This Amendment shall be deemed effective as of the date first above written, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     5. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     IN WITNESS WHEREOF, the parties herein have caused this Amendment to be duly executed and attested, all as of the date and year first written above.


                                   TRINSIC, INC.





                                   By: /s/ Horace J. Davis, III
                                       -------------------------------
                                       Name:  Horace J. Davis, III
                                       Title: Chief Executive Officer







                                   AMERICAN STOCK TRANSFER & TRUST COMPANY





                                   By:  /s/ Herbert J. Lemmer
                                        --------------------------------
                                        Name:  Herbert J. Lemmer
                                        Title: Vice President




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